Exhibit (a)(1)

February 20, 2017

Dear KBS Real Estate Investment Trust, Inc. Stockholder:

On February 1, 2017, Everest REIT Investors I, LLC and Everest REIT Investors II, LLC (collectively, the “Offeror”) jointly commenced an unsolicited tender offer to purchase up to 9,260,000 shares of the outstanding common stock, par value $0.01 per share (the “Shares”), of KBS Real Estate Investment Trust, Inc. (the “Company”) at a price of $2.56 per Share (the “Offer Price”) in cash (the “Tender Offer”). After thoroughly and carefully reviewing and analyzing the terms and conditions of the Tender Offer, the Board of Directors (the “Board”) of the Company recommends that you reject the Tender Offer and not tender your Shares. As more fully set forth in the enclosed Schedule 14D-9, we believe that the Tender Offer is not in the best interests of the Company or its stockholders because, among other reasons, the Board believes that the Company’s range of estimated net proceeds from liquidation of $3.27 to $3.68 per Share (the “Estimated Range of Liquidating Distributions”) to be received by the Company’s stockholders pursuant to its Plan of Liquidation, which Plan of Liquidation was approved by the Company’s stockholders on January 27, 2017, is significantly higher than the Offer Price. The Board consulted with representatives of the Company’s advisor and management, legal advisors and Evercore Group L.L.C. in approving the Estimated Range of Liquidating Distributions on October 5, 2016.1 Based on discussions with representatives of the Company’s advisor and the advisor’s knowledge and familiarity with the Company’s portfolio of properties, the Board believes that Estimated Range of Liquidating Distributions of $3.27 to $3.68 per Share has not been materially affected since November 10, 2016, the date the Company filed the Proxy Statement. The Company intends to pay the initial liquidating distribution to stockholders within one to two months of January 27, 2017, with such distribution to be funded from the proceeds from asset sales.

We believe that you should view the Offeror as an opportunistic purchaser that is attempting to make a profit by purchasing your Shares at a deeply discounted price relative to the Estimated Range of Liquidating Distributions of $3.27 to $3.68 per Share and, as a result, if you tender, the Offeror will deprive you of the potential opportunity to realize the full value of the Shares.

The Board acknowledges that each stockholder must evaluate whether to tender his or her Shares pursuant to the Tender Offer. In addition, because there is no trading market for the Shares, and because of the limited liquidity provided by the Company’s share redemption program, an individual stockholder may determine to tender based on, among other considerations, his or her liquidity needs, despite the Company’s stockholders’ approval of the Plan of Liquidation. In addition, the Board believes that in making a decision as to whether to tender his or her Shares, each stockholder should keep in mind that the Board makes no assurances with respect to the amount or timing of future liquidating distributions, despite the Stockholders’ approval of the Plan of Liquidation.

We appreciate your trust in the Company and its Board and thank you for your continued support. We encourage you to follow the Board’s recommendation and not tender your Shares.

Sincerely,

[1]	For important information regarding the Plan of Liquidation and the calculation of the Estimated Range of Liquidating Distributions, see the Company’s Definitive Proxy Statement, filed with the SEC on November 10, 2016 (the “Proxy Statement”). The Board notes that the implementation of the Plan of Liquidation and the Estimated Range of Liquidating Distributions are subject to the risks and assumptions described in the Proxy Statement.

Exhibit (a)(1)

Charles J. Schreiber, Jr.
Chairman of the Board
KBS Real Estate Investment Trust, Inc.

Forward-Looking Statements

Certain statements contained in this letter, other than historical facts, may be deemed to be forward-looking statements within the meaning of federal securities laws. These statements include statements regarding the intent, belief or current expectations of representatives of the advisor, the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this letter. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management.

There are many factors that may affect the amount of liquidating distributions the Company will ultimately pay to its stockholders, including, among other things, the ultimate sale price of each asset, changes in market demand for office, industrial and bank branch properties during the liquidation process, the amount of taxes, transaction fees and expenses relating to the liquidation and dissolution, and unanticipated or contingent liabilities arising after November 10, 2016. No assurance can be given as to the amount of liquidating distributions the Company will ultimately pay to its stockholders. If the Company underestimated its existing obligations and liabilities or if unanticipated or contingent liabilities arise, the amount of liquidating distributions ultimately paid to its stockholders could be less than estimated. Actual events may cause the value and returns on the Company’s investments to be less than that used for purposes of determining the Estimated Range of Liquidating Distributions.

Forward-looking statements also depend on factors such as: future economic, competitive and market conditions; the Company’s ability to maintain occupancy levels and lease rates at its real estate properties; the Company’s ability to sell its real estate properties at the times and at the prices it expects; the ability of the Company to make strategic asset sales to fund its short and long-term liquidity needs; the Company’s ability to successfully operate and sell certain of its properties given the concentration of these properties in the financial services sector; the borrower under the Company’s real estate loan investment continuing to make required payments under the loan documents; the advisor’s limited experience operating and selling bank branch properties; and other risks identified in “Risk Factors” in the Proxy Statement and in Part I, Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 16, 2016.